



2012 TGR FINANCIAL, INC. ANNUAL REPORT

FIRST NATIONAL BANK OF THE GULF COAST

The Golden Rule Bank





COMPANY'S REPORT

Three words summarize 2012: *Growth, Progress, and Achievement.*

GROWTH

The Company's assets grew by $217 million to an ending balance of $613 million as of December 31, 2012. We take pride in that the vast majority of this growth was achieved organically (rather than through acquisitions). The Company did purchase, from the Federal Deposit Insurance Corporation, certain assets and assumed certain liabilities of the former Royal Palm Bank of Florida in July 2012. Through the acquisition,

we purchased approximately $79 million in assets and assumed approximately $78 million in deposits and other liabilities. As a result of the acquisition, we added two additional offices to our footprint. We now serve the North Naples Community with our state of the art Creekside office, and the Marco Island Community is now represented with our Bald Eagle Drive office.



LOAN GROWTH
2009 — 2012
IN MILLIONS

2009	2010	2011	2012
$39	$102	$161	$346



DEPOSIT GROWTH
2009 — 2012
(DEPOSITS PLUS REPURCHASE AGREEMENTS)
IN MILLIONS

2009	2010	2011	2012
$86	$272	$329	$526

Despite increasing competition, loan growth has been strong. In addition to the $39 million in loans purchased from Royal Palm Bank, net loans outstanding increased $126 million during 2012. Asset quality continues to be our mainstay as the Company reported only 1.44% of total assets as non-performing at year-end, a figure much lower than most of our peers. This figure also includes the non-performing assets acquired from Royal Palm Bank.

Customer deposits and repurchase agreements grew from $329 million at year-end 2011 to $526 million by year-end 2012. Excluding the $78 million of acquired deposits, this represents a growth rate in excess of 36%. Market loyalty continues to reward the company, as existing customers remain our best source of referrals. We remain committed to our founding principle of providing superior customer service!

PROGRESS



Banking has fundamentally changed over the past decade; these fundamental changes are experienced most radically in methods of delivery. Customers no longer visit banks on a regular basis. They are demanding more online solutions and mobile access. We have responded to these increasing demands through the implementation of our new Creekside Office. This office reflects the latest technological features. Here, we offer "cash assist machines" rather than traditional teller lines, similar in nature to automated teller machines. The café-style environment is equipped with touch screens, enabling our branch staff to serve as instructors to our customers. Because of our customers' extensive use of technology, the Creekside office offers various types of educational opportunities to customers who are new to internet banking solutions, on-line bill pay or other web-based solutions.

As we continue to expand our presence throughout various markets, we view the Creekside Office as the office of the future. We are uniquely positioned to serve customers in a technologically progressive way, while maintaining our commitment to personal banking.



ACHIEVEMENT

The Bank reached core profitability in June 2012, and we have sustained earnings since that time. Our net interest margin increased from 2.90% at year-end 2011 to 3.14% at year-end 2012, contributing over $6 million in additional core revenue year over year.

2012 HIGHLIGHTS:

March 31, 2012 Total assets reach **$460 million.**

June 30, 2012 Total assets reach **$504 million**; the bank reaches core profitability.

July 20, 2012 First National Bank of the Gulf Coast acquires the former Royal Palm Bank of Florida from the FDIC.

September 13, 2012 The Office of the Comptroller of the Currency terminates its operating agreement with First National Bank of the Gulf Coast, allowing the Bank to expand outside of its initial footprint of Collier, Lee and Charlotte Counties.

September 30, 2012 Total assets reach **$568 million.**

October 10, 2012 First National Bank of the Gulf Coast reorganizes as a subsidiary of TGR Financial, Inc.

December 20, 2012 First National Bank of the Gulf Coast opens its Creekside Office, a technologically progressive branch of the Bank.

December 31, 2012 Total assets reach **$613 million.**

NET INCOME
IN THOUSANDS

Our net income improved greatly from 2011 to 2012. We consider attaining and recurring core profitability in 2012 our greatest achievement.



TGR FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	FOR THE YEARS ENDED AS OF DECEMBER 31			
(dollars in thousands)	2012	2011	2010	2009
INTEREST INCOME:				
Loans	$13,960	$7,417	$4,374	$415
Investment securities	4,340	4,097	3,945	192
Interest bearing balances due from banks	165	319	239	20
Total interest income	18,465	11,833	8,558	627
INTEREST EXPENSE:				
Deposits	2,924	2,406	3,129	159
Repurchase agreements	177	131	33	-
Short term borrowings	6	-	-	-
Long term borrowings	45	-	-	-
Total interest expense	3,152	2,537	3,162	159
Net interest income	15,313	9,296	5,396	468
Provision for loan losses	2,302	2,726	1,764	211
Net interest income after provision for loan losses	13,011	6,570	3,632	257
NON-INTEREST INCOME:				
Service charges and fees on deposit accounts	433	317	190	11
Title and closing services revenue	248	229	138	15
Gain on loans held for sale	9	47	85	14
Gain on sale of other real estate owned	10	-	-	-
Gains on sale of securities, net	2,009	607	1,448	-
Bargain purchase gain	724	-	-	-
Other non-interest income	115	78	27	1
	3,548	1,278	1,888	41
NON-INTEREST EXPENSE:				
Salaries and employee benefits	8,808	6,879	6,297	1,259
Occupancy and equipment	2,689	2,560	2,367	390
Professional fees	488	790	348	25
Data processing	495	399	189	28
Advertising, marketing, and business development	296	302	311	57
FDIC and OCC assessments	566	431	402	28
Merger and acquisition related expense	720	1,269	-	-
Reorganization related expense	802	-	-	2,643
Other non-interest expense	1,535	1,151	1,002	167
	16,399	13,781	10,916	4,597
Income/(loss) before income taxes	160	(5,933)	(5,396)	(4,299)
Provision for income taxes	-	-	-	-
Net income/(loss)	$160	$(5,933)	$(5,396)	$(4,299)

*A bargain purchase gain was recorded in connection with the Royal Palm Bank acquisition. One time charges for 2012 include costs associated with the Royal Palm Bank acquisition and holding company reorganization. One time charges for 2011 were related to a branch closing that included settlement on a long term office lease.

FINANCIAL HIGHLIGHTS

TGR FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	FOR THE YEARS ENDED AS OF DECEMBER 31			
(dollars in thousands)	2012	2011	2010	2009
ASSETS:				
Cash and due from banks	$12,735	$9,950	$5,136	$2,565
Interest earning balances due from banks	32,928	45,550	22,960	21,255
Total cash and cash equivalents	45,663	55,500	28,096	23,820
Securities available-for-sale	188,636	130,649	140,249	33,207
Federal Reserve Bank stock	1,991	1,922	994	1,135
Federal Home Loan Bank stock	1,448	449	183	76
Loans, net of allowance for loan losses	346,554	181,399	102,581	39,142
Premises and equipment, net	18,483	18,544	19,623	18,416
Other real estate owned, net	2,685	799	-	-
Accrued interest receivable	1,777	1,085	1,097	408
Goodwill and other intangibles	5,283	5,196	5,203	5,210
Other assets	540	512	1,241	646
Total assets	$613,060	$396,055	$299,267	$122,060
LIABILITIES AND STOCKHOLDERS' EQUITY:				
LIABILITIES:				
Noninterest-bearing demand deposits	$49,263	$23,151	$17,158	$11,841
Interest-bearing liabilities:				
Money market	146,805	90,649	39,449	38,272
NOW	65,858	74,356	140,289	4,895
Savings	63,785	33,218	14,476	6,400
Certificates of deposit $100,000 or more	110,263	55,086	20,969	12,231
Certificates of deposit under $100,000	33,263	14,093	14,449	12,690
Total deposits	469,237	290,553	246,790	86,329
Securities sold under agreements to repurchase	57,206	38,580	25,766	-
Long term borrowings	16,000	-	-	-
Total borrowings	73,206	38,580	25,766	-
Other liabilities	2,875	2,168	581	718
Total liabilities	545,318	331,301	273,137	87,047
STOCKHOLDERS' EQUITY:				
Common stock, $1 par value	14,333	14,060	5,310	5,310
Preferred stock, $1 par value	127	-	-	-
Additional paid-in capital	75,614	74,014	43,037	43,035
Accumulated deficit	(24,274)	(24,434)	(18,501)	(13,105)
Accumulated other comprehensive income (loss)	1,942	1,114	(3,716)	(227)
Total stockholders' equity	67,742	64,754	26,130	35,013
Total liabilities and stockholders' equity	$613,060	$396,055	$299,267	$122,060

LEADERSHIP

TGR FINANCIAL, INC. BOARD OF DIRECTORS

Thomas G. Brewer   Michael J. Kerschner   Garrett S. Richter
Christopher C. Casciato Dianne G. Krumsee   Gary L. Tice
Adam D. Compton   James S. Lindsay   Robert I. Usdan
Robert M. Feerick   Edward J. Mace
John J. Guinee   Judy R. Miller

FIRST NATIONAL BANK OF THE GULF COAST BOARD OF DIRECTORS

Christopher C. Casciato Donald W. Major   J. Nathan Stout
Adam D. Compton   John B. McWilliams   Gary L. Tice
Edgar E. Davis   Thomas F. O'Reilly   Timothy S. Weidle
Jeffrey D. Davis   Calvin J. Pratt   Robert T. Zellers
Michael J. Kerschner   Garrett S. Richter
Edward J. Mace   Joseph C. Smallwood, Jr.

FIRST NATIONAL BANK OF THE GULF COAST EXECUTIVE MANAGEMENT TEAM

Gary L. Tice
CHAIRMAN & CHIEF EXECUTIVE OFFICER

Peter Setaro
CHIEF INFORMATION OFFICER

Ron Rucker
SENIOR LOAN OFFICER

Garrett S. Richter
PRESIDENT

Jody Hudgins
DEPUTY CHIEF CREDIT OFFICER

Ron Orr
CHIEF RISK OFFICER

Robert Reichert
CHIEF ADMINISTRATIVE OFFICER

Brian Keenan
REGIONAL PRESIDENT,
WEST CENTRAL FLORIDA

C.C. Coghill
CHIEF CREDIT OFFICER

SHAREHOLDERS' MEETING

Please join us for our Annual Shareholders' Meeting
on Monday, May 20, 2013 - 6:00 P.M.

at the Ritz-Carlton Golf Resort
2600 Tiburon Drive, Naples, Florida.

Cocktails and hors d'oeuvres will be served.

Please RSVP by Monday, May 13
Anna Snyder at annasnyder@fnbofgc.com or (239) 325-3846



CORPORATE HEADQUARTERS
3560 Kraft Road
Naples, Florida 34105
877-763-0244



PINE RIDGE OFFICE	**ANCHOR RODE OFFICE**	**CREEKSIDE OFFICE**	**MARCO ISLAND OFFICE**
3580 Pine Ridge Road	811 Anchor Rode Drive	1280 Creekside Street #104	690 Bald Eagle Drive
Naples, Florida 34109	Naples, Florida 34103	Naples, Florida 34108	Marco Island, Florida 34145
239-348-8000	239-649-6000	239-593-5522	239-642-1166

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TGR FINANCIAL, INC.